Exhibit 99.1

Ballard to Present at JMP Securities Technology Conference in San Francisco

VANCOUVER, Feb. 15, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced that Guy McAree, Director of Investor Relations, will present during the JMP Securities Technology Conference at the Ritz-Carlton Hotel in San Francisco on Monday, February 26th, 2018.

During his presentation, Mr. McAree will discuss Ballard's strategic direction and recent progress within the rapidly expanding fuel cell and clean energy area. Throughout the conference he will also be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/February2018/15/c4933.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:00e 15-FEB-18